UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dehaier Medical Systems Limited

(Name of issuer)

Common shares

(Title of class of securities)

G27010 100

(CUSIP number)

March 26, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27010 100
1.	Names of reporting persons Chen Ping Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by such reporting person with:	5.	Sole voting power 1,104,742
	6.	Shared voting power 0
	7.	Sole dispositive power 1,104,742
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,104,742
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 24.55%
12.	Type of reporting person (see instructions) CO

Item 1.	(a)	Name of Issuer

Dehaier Medical Systems Limited

	(b)	Address of Issuer’s Principal Executive Offices

Room 908, East Plaza, No. 15 West 4th Ring North Road, Haidian District, Beijing 100195 China

Item 2.	(a)	Name of Person Filing

Chen Ping Ltd.

	(b)	Address of Principal Business Office or, if none, Residence

c/o Dehaier Medical Systems Limited, Room 908, East Plaza, No. 15 West 4th Ring North Road, Haidian District, Beijing 100195 China

	(c)	Citizenship

British Virgin Islands

	(d)	Title of Class of Securities

common shares

	(e)	CUSIP Number

G27010 100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Chen Ping Ltd.	Common shares

	(a) Amount beneficially owned:	1,104,742

	(b) Percent of class:	24.55%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	1,104,742

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	1,104,742

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2010
Date

Chen Ping Ltd.

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Manager